

Nicholas Tommarello · 2nd

Founder & CEO at Wefunder
New York, New York, United States · 500+ connections ·
Contact info

 Wefunder

 Y Combinator

Experience


Founder & CEO
Wefunder
Oct 2011 – Present · 9 yrs 6 mos
Invest as little as $100 in startups you love


Founder
Startup Workaway
May 2011 – May 2016 · 5 yrs 1 mo
20 startup founders. 10 days. 1 kick ass mansion in an exotic location.


Specialist @ Failing Fast
Lost in the Idea Maze
2010 – 2011 · 1 yr
Created nearly a dozen web and iPhone applications, all attempting to find non-creepy ways to help people make new friends in the real world.

Developed uSONAR, Urban Sleuth, Stamp, Sparkcloud, Fate, Open Doors, Chats, ...see more


President & Founder
Urban Interactive, Inc.
Apr 2006 – 2009 · 3 yrs
Urban Interactive creates 'augmented reality' tourism adventures that integrate the history and culture of a city. As opposed to passively reading a tour guidebook, our location-specific content – in the form of puzzles, activities, interaction with locals, stories, and entertaining anecdotes – encourages the user to interact with the urban environm ...see more

Education


Y Combinator
2013 – 2013


Babson College
MBA, Entrepreneurship
Activities and Societies: Member of the Entrepreneurial Intensity Track (EIT).

Skills & endorsements

Web Development · 20

 Endorsed by **Harley Trung,** who is highly skilled at this

 Endorsed by **Greg Belote (mutual connection)**

User Interface Design · 12
Diana Tsai and 11 connections have given endorsements for this skill

Web Applications · 12
Michael Tommarello and 11 connections have given endorsements for this skill

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Accomplishments

1 **Organization**
Y Combinator ⌄

Interests


Crowdfunding and Beyond: New Rou...
44,944 members


Band of Entrepreneurs
30,990 members


Future Trends
674,434 members


Alternate Reality Games
698 members


Babson College
69,103 followers


Small Business Network by Entrepre...
240,705 members

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